Subject to Completion: PROSPECTUS SUPPLEMENT
                     (To Prospectus dated February 27, 2003)
                Supplement dated October 25, 2005 to Preliminary
                 Prospectus Supplement dated September 30, 2005
                   and Preliminary Prospectus Supplement dated
                               September 27, 2005

UBS AG Commodity Linked Notes

UBS AG $__ Notes linked to the Rogers International Commodity Index Excess Return due October __, 2007 ("Rogers Notes")

Enhanced Appreciation Securities

UBS AG $__ Notes linked to the S&P 500(R) Index due __, 2007 ("EAS Notes")


         On or about October 19, 2005, an audio file for an internal UBS sales call relating to the Rogers Notes and EAS Notes became publicly available to certain investors. The text of a transcription of the audio file is set forth below. This information should not be considered in isolation and you should make your investment decision with respect to the Rogers Notes or the EAS Notes, respectively, only after reading this document and the entire Preliminary Prospectus Supplement relating to such Notes carefully, including "Risk Factors" beginning on pages S-7 of the Preliminary Prospectus Supplement dated September 30, 2005,with respect to the Rogers Notes, and "Risk Factors" beginning on pages S-6 of the Preliminary Prospectus Supplement dated September 27, 2005, with respect to the EAS Notes.

                  "Good morning Christine.  Good morning UBS,

                  Today I just want to talk about the two October deals that we have out in the market right now that will be closing pretty soon. As a matter of fact they will be closing next week. The first one is a new offering for us. It is in addition to our commodity structure product program that we've been issuing for the last couple of years now, we have a new index that we are marketing for the month of October and that is the Rogers International Commodity Index. The Note term is two years. It is linked to the Rogers International Commodity Index and you get 1.4 to 1.6 times any of the performance of the Rogers International Commodity Index after the 1% annualized fee. So, again, that 1.4 to 1.6 times leverage will be determined on the trade date. The trade date is Tuesday, October 25th and the ticketing closes on Monday, October 24 at 3:30 pm.

                  So let me just run through an example real quick to just show you how it works. Let's assume that the Rogers Index over two years was up 12% and then you're going to pay that 1% annual fee. That would mean that at maturity that you would be up 10% after the fee and then if, let's assume the cap comes in or the participation rate comes in at 1.5 times, then you would actually get 1.5 times 10%, which would equal 15% at maturity. So, it's a fairly simple structure. Again, it's a way to get exposure to commodities. One of the things that we have been talking about has been the diversification benefits that you do get when you add commodities to the overall portfolio. If you look at the correlation, between stocks and bonds and commodities, you have a negative correlation to commodities and you have positive correlation to inflation. So, we have all been hearing more talk about inflation lately; here's a way to get some diversification benefits by adding commodities to the overall portfolio.

                  Jimmy Rogers, if you listen to him there is a replay call that you can gain access to on the infonet, you'll get the number there. But if you listen to him, he'll talk about the supply issues that are going on in commodities and that's why he feels you're going to continue to see a bull market in the commodities space based on a secular trend on industrialization in China and India. And also, you also have demand issues coming from those areas as well. So listen to the replay call on the Rogers from Jimmy Rogers. Again this note is going to close on Monday. The difference between the indexes that we are using, if you look at the Dow Jones-AIG Commodity Index versus the Rogers' Index, the one thing that stands out is that you have more commodities in the Rogers Index than you do the Dow Jones. You're looking at weightings based upon the value of 35 commodities consumed in the global economy. So this index is really based on consumption, so you'll have some different commodities in there such as rice and lumber that you will not get in the Dow Jones-AIG Commodity Index. So that deal will close out next Monday.

                  We also have the S&P Enhanced Appreciation Securities. We're getting some more interest here as well based on the fact that we've seen a pullback in the S&P 500 and the increase in volatility will allow you to get a higher cap. So right now we're looking at a 18 month deal on the S&P 500. The cap talk is right now is 16 to 17%. If we priced today, it would probably be closer to the higher end of that range but that can change obviously, so take a look at the S&P 500 EAS. Again, a great way to get exposure to the S&P at a level where we've seen the S&P fall over the last couple of weeks, and if you still believe in the trading range market that we have been in, here's a good entry point for the S&P. So, that deal will close out next week as well, so if you have any questions, give us a call on the desk in Stamford at 203-719-7777.

                  Thanks."

         INVESTORS SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 30, 2005, INCLUDING "RISK FACTORS" BEGINNING ON PAGES S-7, BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE THE ROGERS NOTES AND THE PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 27, 2005, INCLUDING "RISK FACTORS" BEGINNING ON PAGES S-6, BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE THE EAS NOTES.